Filed by N2H2, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: N2H2, Inc.
Commission File No. 0-26825

The following is a communication to employees of N2H2, Inc., made in connection with the acquisition of N2H2 by Secure Computing Corporation pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 28, 2003, by and among Secure Computing, Nitro Acquisition Corp. and N2H2. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by N2H2 on July 29, 2003, and is incorporated by reference into this filing.

To:	N2H2 Employees

From:	Phil Welt

Date:	7/28/03

Subject:	Acquisition of N2H2 by Secure Computing – Questions and Answers

1. What has happened?

Tomorrow morning, before the markets open, N2H2 will announce the signing of a definitive agreement wherein Secure Computing Corporation will acquire N2H2. The agreement was approved by N2H2’s Board this morning.

2. When will the deal take effect?

During the next two to three months the companies will work to prepare and file a registration statement with the SEC and get shareholder approval. We expect the process to be completed sometime between October 15 and November 30, 2003. The sale will take effect at this time and Secure Computing management will take control of N2H2.

3. What was the purchase price?

Each share of N2H2 stock will be replaced by .0841 shares of Secure Computing stock. These shares will be exchanged at the time the acquisition takes effect as described in #2 above.

4. What kind of company is Secure Computing Corporation?

Secure Computing (Nasdaq SCUR) is a leading network security company with headquarters in San Jose, California. It is currently the #3 company in billings for Internet filtering and monitoring. Secure has two

N2H2 Confidential

Acquisition of N2H2 by Secure Computing 7/28/03	Page 2

other major product lines – including a super-secure firewall, Sidewinder G2, and SafeWord, for offsite network access control.

Secure Computing had revenue of $35 million in the first two quarters of 2003. Its market capitalization is $300 million. It has 362 employees in 5 major US locations and 9 international sales offices.

Additional information about Secure Computing Corporation can be found at the end of this document. Their web site is http:\\www.securecomputing.com.

5. Why was N2H2 sold to Secure Computing?

The N2H2 Board decided that while N2H2’s financial strength has vastly improved the company can be even more successful as part of Secure Computing. Secure is a leader at high-end corporate and government sales – they tell us that eight of the Fortune 10 use Smart Filter, as do two of the four branches of the U.S. military. Secure’s focus has been to be on-box with caching appliances and firewalls while N2H2 has the best off-box solutions where on-box is not feasible. Our list is strong in liability areas and has low overblocking; Secure’s list is stronger internationally. They have a large account, field-sales model; we have a leveraged channel model. They have about half of the Fortune 500; we have about half of education. We believe both companies have a great relationship with Cisco — Secure with the Content Engine, us with the PIX group. They have a great OEM sales force and relationships. They also have a broad product line and the financial strength to allow us to invest in new product initiatives. We believe it’s a great match!

6. What does this mean for me immediately?

As described in #2 above, the acquisition will not take effect for some time. All N2H2 jobs will be retained at least until the time the merger becomes effective this Fall. During this period the day to day operation of the company will remain substantially the same. Current management is still in charge, and our goal remains to create value for our stakeholders by pushing our systems and technology forward. As always, we need to sell as much as possible. N2H2 employees deserve the satisfaction of knowing that the company is a great success and continues to operate at a high level. Further, since the company is being purchased in an exchange for Secure stock, the more value we create the better off internal & external shareholders will be as owners of Secure Computing stock.

7. What will this mean for me later?

It is likely that Secure Computing will retain a significant number of current N2H2 employees after the acquisition takes effect. Over the next several weeks we will work together to build the team going forward.

8. If I am laid off by Secure Computing, will I get severance? Cobra? Outplacement help?

Every employee of N2H2 who is not retained as a regular full time employee of Secure will get at least two months severance pay, plus accrued vacation and sales commissions, if applicable, at the time their employment ends. Employees who leave of their own accord will not get this severance pay. Every employee who is not retained by Secure as a regular full-time employee will receive outplacement services, and will have their COBRA health insurance paid for two months. Additional details will be in the coming weeks.

9. Why was it necessary to sell the company now?

The timing of selling a company cannot be precisely controlled. Once an offer is received, selling the company is a decision made by the Board on behalf of shareholders based on what is known at the time. The Board has a legal responsibility to act in the shareholder’s interest. The Board believes the offer received from Secure was a good one – it represented a substantial premium above the market price of N2H2 stock at the time of the offer and offered N2H2 shareholders the opportunity to share in future growth through participation in Secure stock. The Board believes Secure is a solid company with larger resources and has the prospect of creating enhanced value from N2H2’s high quality employees and intellectual property assets as part of their larger company. Based on what the Board knows now, the Board believes this is what is best for shareholders.

N2H2 Confidential

Acquisition of N2H2 by Secure Computing 7/28/03	Page 3

10. Weren’t other options available to the Board? What about going private?

There are numerous potential options. The board looked at many options, considered many partners, and reviewed a wide variety of strategies including just staying the course. Going private was investigated carefully. Given what the Board knows now, the Board believes the best option was not to go private but rather to sell to Secure.

11. What if the deal falls through?

Closing of the merger is subject to a limited number of customary conditions, including shareholder approval. Until this transaction closes it is important to understand that N2H2 remains an independent company. Should the deal not be completed for any reason we would continue to operate N2H2 as we always have. It is very important that we all continue to work hard to grow revenue, retain customers, improve our products and systems, and control costs.

More Details

12. What about my stock options?

At any time prior to the close you may exercise your vested N2H2 options for N2H2 stock. The shares issued upon exercise of your options would then convert to Secure Computing stock at the .0841 exchange ratio. At the effective time of the merger, all outstanding options of N2H2 will be assumed by Secure Computing and, for Employees that continue to be employed with Secure Computing, their options will continue to vest in accordance with their vesting schedules. Depending upon the date of your option grant(s) and the plan from which your options were granted an additional portion of your options may vest immediately when the acquisition is final. Options held by employees that do not continue with Secure Computing will not continue to vest. All options can be exercised via www.optionslink.com.

13. How many shares of Secure Stock do I get?

If you have 1000 shares of N2H2 stock, multiply by .0841 and you get 84.1. So you would get 84 shares of Secure stock. Fractional shares would be paid in cash.

14. Can I retain my Secure Computing stock? Can I sell my Secure Computing stock?

You may retain or sell the shares of Secure Computing stock you will receive in the merger at any time, though if you are a Secure Computing employee you will be subject to Secure Computing’s insider trading and other policies.

15. What benefits does Secure Computing offer employees?

Secure Computing offers a competitive benefits package, and in some respects, we believe Secure benefits are superior to our own. Over the next several weeks, we will be closely reviewing benefits and will be able to provide you with greater detail as the sale draws nearer. For a brief summary, you can reference the Career section of the Secure Computing website.

16. What about my sales commission plan?

Sales commissions will be paid according to your current plan through the end of N2H2’s fiscal year. We expect that your plan for the first quarter of N2H2’s next fiscal year that will be fundamentally similar in intent and structure to current plans.

17. What does Secure Computing plan for N2H2?

Secure has advised us that it plans to keep N2H2’s Seattle office open and that employees working in Seattle will be part of their respective groups in Secure Computing’s structure. Details will be worked out in coming weeks.

N2H2 Confidential

Acquisition of N2H2 by Secure Computing 7/28/03	Page 4

18. What are Secure Computing’s product plans for N2H2?

Secure has advised us that no immediate changes in the roadmap are planned, and work is expected to continue full speed ahead on Cobra and Viper. Over time, N2H2 and Secure engineers will work to produce a coherent roadmap designed to take good advantage of both companies’ unique product strengths. Secure Computing did this very successfully in their recent acquisition of the Gauntlet firewall from Network Associates. Gauntlet and Sidewinder features were combined to produce the very successful Sidewinder G2 product, which has been enthusiastically accepted by both Gauntlet and Sidewinder customers.

19. What are Secure Computing’s plans for N2H2’s list?

Secure has advised us that N2H2 customers will continue to download the same N2H2 list they are accustomed to. After the acquisition, Secure and N2H2 employees will work to combine the best features and list attributes of both technologies and thereby to deliver to our customers the industry’s most accurate, comprehensive list available. Both N2H2 and Secure use human reviewers to maintain their lists. These reviewers will continue to respond to customer concerns sent in on a web-based URL Checker. They will continue to prioritize accuracy to keep over-blocking low and access to appropriate and legitimate sites high.

20. How will this affect our relationship with our industry partners like Cisco?

We believe that security industry partners will see the combined company as a significant step forward. We expect all partner relationships to improve.

21. How will this affect our relationship with our VAR’s and Tech Data?

Secure has an active VAR program that has some certification requirements and allows their VARs to sell Secure’s several products. N2H2 and Secure managers will work with the two companies’ programs and determine the best path going forward, but all N2H2 VARs will have the opportunity to participate in these programs. N2H2 salespeople will help our VARs understand the requirements and benefits of any new plan. Secure has some distribution partners through its OEMs but no direct relationship with a distributor. Channel marketing executives will decide on the best plan going forward after the companies combine. Secure has advised us that N2H2’s distribution partners are a significant part of the value of our company and wants to increase sales through them.

Additional Information About the Acquisition and Where to Find It

In connection with Secure Computing’s proposed acquisition of N2H2, Secure Computing will file with the Securities and Exchange Commission a Registration Statement on Form S-4 and other documents regarding the proposed business combination transaction referenced in this document. N2H2 shareholders are urged to read the Registration Statement, when it becomes available, because it will contain important information about Secure Computing, N2H2 and the merger. A definitive proxy statement/prospectus will be sent to shareholders of N2H2 seeking their approval of the proposed transaction. You may obtain a free copy of the Registration Statement and the proxy statement/prospectus (when it is available) and other documents filed by Secure Computing with the Commission at the Commission’s web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained without charge by N2H2 shareholders by directing a request to: N2H2, Inc., 900 Fourth Avenue, Suite 3600, Seattle, WA 98164 Attn: Investor Relations.

N2H2 Confidential

Acquisition of N2H2 by Secure Computing 7/28/03	Page 5

Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Secure Computing, N2H2 and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of N2H2 in favor of the merger. Information about the executive officers and directors of Secure Computing and their ownership of Secure Computing common stock is set forth in the proxy statement for Secure Computing’s 2003 Annual Meeting of Stockholders, which was filed with the Commission on April 10, 2003. Information about the executive officers and directors of N2H2 and their ownership of N2H2 common stock is set forth in the proxy statement for N2H2’s 2003 Annual Meeting of Shareholders, which was filed with the Commission on January 27, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Secure Computing, N2H2 and their respective executive officers and directors in the merger by reading the Registration Statement and the proxy statement/prospectus regarding the acquisition when it becomes available.

N2H2 Confidential